ADDENDUM
                                     TO THE
                            TRANSFER AGENCY AGREEMENT

                  Addendum ("Addendum") to the Transfer Agency Agreement (the "TA Agreement"), made as of the 22nd day of April, 1996, between each fund listed in the Schedule A attached to the TA Agreement having its principal office and place of business at 600 Fifth Avenue, New York, NY 10020 (each fund hereinafter referred to as the "Fund"), and Reich & Tang Services L.P., a Delaware limited partnership, having its principal office and place of business at 600 Fifth Avenue, New York, New York 10020 (the "Transfer Agent").

                               W I T N E S S E T H

                  WHEREAS, all defined terms in the TA Agreement shall have the same meaning with respect to this Addendum,

                  WHEREAS, Article V, Section 7 of the TA Agreement authorizes the Transfer Agent to honor check cashing redemptions as described in the Fund's Prospectus and to process such redemptions upon receipt of moneys paid to it by Investors Fiduciary Trust Company, the Funds' custodian (the "Custodian");

                  WHEREAS, the Transfer Agent has entered into a cash management agreement (the "Delaware Express Agreement"), a copy of which is attached hereto as Exhibit A, with Bankers Trust Company, a New York banking corporation ("BTCo") and Bankers Trust (Delaware), a Delaware state bank ("BT Delaware"), together sometimes referred to hereinafter as "BT", to facilitate check redemptions by each Fund's shareholders and, in accordance with the terms of the Delaware Express Agreement, BT serves as the "paying agent";

                  WHEREAS, pursuant to the Delaware Express Agreement, BT Delaware has established a zero-balance account (the "Account") for the Transfer agent on behalf of the Fund;

                  WHEREAS, pursuant to the Delaware Express Agreement, the Account is funded from a deposit account maintained by the Transfer Agent on behalf of the Fund with BTCo (the "Source Account");

                  WHEREAS, from time to time the Transfer Agent makes payment or transfer of monies on behalf of the Fund for which there would be, at the close of business on the date of such payment or transfer, insufficient monies held by the Transfer
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Agent in the Account or Source Account to allow the completion of such payment or transfer;

                  WHEREAS, the Fund acknowledges that it is necessary and appropriate to authorize the Transfer Agent on the Fund's behalf to request that the Custodian process certain daily anticipatory redemptions effected in accordance with such Fund's check cashing privilege with BT,

                  WHEREAS, the Transfer Agent desires to have available funds deposited by the Custodian with BT in order to meet such anticipatory redemption requests upon the exercise of the check cashing privilege,

                  WHEREAS, from time to time, pursuant to the Express Agreement, BTCo may permit overdrafts (each an "Overdraft") on the Source Account;

                  WHEREAS, the purpose of such Overdrafts is to provide temporary liquidity for redemptions on behalf of the Fund;

         That for and in consideration of the mutual promises hereinafter set forth, the parties hereto covenant and agree as follows:

                   Notwithstanding the provisions of Article V, Section 7 of the TA Agreement, the Transfer Agent may honor the payment of redemption requests through the use of certain anticipatory redemptions for the Fund prior to its receipt of proper instructions from a redeeming shareholder in accordance with the terms of the current prospectus and the receipt of the full redemption proceeds from the Custodian.

                   The Transfer Agent shall notify the Fund upon receiving written notification from BT of an overdraft of the Source Account.

                   The Fund hereby authorizes the Transfer Agent to instruct the Custodian to advance additional monies immediately to BT to cover any shortage in the Source Account upon receipt of such written notice of such overdraft from BT.

                    The Fund shall notify its Custodian in writing that 1% of its net assets shall be held by the Custodian in a segregated account solely for the benefit of BT to cover any potential shortage in the Source Account as a result of an Overdraft created by BT honoring the check redemption privilege.

                     The Transfer Agent will deliver to BT, within five days of the end of each calendar month, certification in a form reasonably acceptable to BT of (i) the amount held in such segregated account on behalf of the Fund, (ii) the net assets of

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the Fund, (iii) the average Overdraft activity for the fund for such month and
(iv) evidence that the segregated account is being maintained as required by this Addendum, each as of the end of such month.

                     The Fund agrees that upon notice from BT that the agreed-upon percentage set forth in Section 4 of this Addendum is more or less than the historical Overdraft rate incurred by the Fund over the previous two calendar months, the Fund shall immediately direct its Custodian in writing to withdraw or deposit, as the case may be, sufficient assets from or into, as the case may be, such segregated account to cause the amount held in such segregated account to equal the percentage so indicated by the Fund.

                     Notwithstanding Article X, Section 8 of the TA
Agreement, the provisions of this Addendum to the Transfer Agent may be relied upon by and shall inure to the benefit of BT, its successors and assigns, and all rights granted to the Transfer Agent hereunder, shall be exercisable by BT as if granted directly to BT by this Addendum.

                  8. In the event of the addition or deletion of any Fund to the TA Agreement, the Transfer Agent shall notify BT of any such changes prior to such change and shall provide BT with a re-executed copy of this Addendum, as may be amended from time to time.

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                  IN WITNESS WHEREOF, the parties hereto have caused this
Addendum to be executed in counterpart as of November , 1996.

Attest:               Daily Tax Free Income Fund, Inc.
                      Florida Daily Municipal Income Fund
                      Short Term Income Fund, Inc.
                      California Daily Tax Free Income Fund, Inc.
                      New York Daily Tax Free Income Fund, Inc.
                      North Carolina Daily Municipal Income Fund, Inc. Michigan Daily Tax Free Income Fund, Inc.
                      New Jersey Daily Municipal Income Fund, Inc. Tax Exempt Proceeds Fund, Inc.
                      Pennsylvania Daily Municipal Income Fund
                      Cortland Trust, Inc.
                      Connecticut Daily Tax Free Income Fund, Inc.


/s/ Christine Bivetto          By:/s/ Bernadette N. Finn
                               Name:  Bernadette N. Finn
                               Title: Secretary


Attest:             REICH & TANG SERVICES L.P.
                    By:      REICH & TANG ASSET MANAGEMENT,
                             INC., as General Partner


/s/ Christine Bivetto        By:/s/ Richard DeSanctis
                             Name:  Richard DeSanctis
                             Title: Treasurer
AGREED AND ACCEPTED:

Bankers Trust Company

By: /s/ John P. Zori
         Name:  John P. Zori
         Title: Vice President

Bankers Trust (Delaware)

By:  /s/ Edward A. Reznick
         Name:  Edward A. Reznick
         Title: Vice President & COO